EXHIBIT 99.1

B Communications Ltd. (the “Company”) (NASDAQ and TASE: BCOM) is filing this report on Form 6-K in furtherance of and as a supplement to the Company's Proxy Statement for the Extraordinary General Meeting of Shareholders dated November 7, 2011 (the “Proxy Statement”) that was filed by the Company as Exhibit 99.1 to Form 6-K on November 10, 2011.  The Extraordinary General Meeting of Shareholders will be held on December 15, 2011, as set forth in the Proxy Statement.

In addition to the certain amendments to the Articles of Association of the Company that are being presented to the shareholders for approval at the Extraordinary General Meeting (see Item 1 of the Proxy Statement), the Company has approved an additional amendment to the Articles of Association of the Company.  Proposed amended Article 31(b) of the Articles of Association permits the Company to indemnify an office holder (within the meaning of the Israeli Companies Law, 5759-1999) to the fullest extent permitted by Israeli law.  Pursuant to recent common corporate practices supported by institutional investors, the Company is also proposing to amend Article 31(b)(4) of the Company's Articles of Association to provide that any advance undertaking of the Company to indemnify an office holder for a financial obligation imposed on the office holder in favor of another person by, or expended by the office holder as a result of, a court judgment, including a settlement or an arbitrator’s award approved by court, may not exceed in the aggregate, for all directors and officers of the Company, 25% of the Company’s equity (on a consolidated basis) according to the Company's consolidated financial statements most recently published prior to the date of the indemnification payment.  Such limitation is also included in the proposed amended form of indemnification letter that is being presented to the shareholders for approval at the Extraordinary General Meeting, attached as Appendix B to the Proxy Statement (see Item 2 of the Proxy Statement).

Accordingly, the Company proposes to amend paragraph (4) of Article 31(b) of the Articles of Association of the Company to read as follows (the words proposed to be added to such paragraph are highlighted in boldface font and underlined):

“31(b)(4)
The Company may covenant to indemnify prospectively, as set forth in Section [1] above, provided, however, that such indemnification will be limited to matters which are deemed by the Company’s Board of Directors, based on the activity of the Company at the time of the covenant, to be foreseeable, and to an amount or criteria that the Board of Directors has determined as reasonable under the circumstances and in any event in an aggregate amount for all officers of the Company not to exceed 25% of the Company’s equity (on a consolidated basis) according to the Company's consolidated financial statements most recently published prior to the date of the indemnification payment, and provided further that the covenant to indemnify shall state the events that in the opinion of the Board of Directors are foreseeable given the Company’s actual activity at the time of the covenant and the amount or criteria that the Board of Directors has determined to be reasonable under the circumstances; with respect to events enumerated in Sections [2] and [3] above, the Company may also agree to provide indemnification retroactively; and all in accordance with Section 260(b) of the Law.”

The proposed amended Section 31(b)(4) of the Company's Articles of Association set forth above shall be deemed to be incorporated into Appendix A1 to the Proxy Statement and into Item 1 of the Proxy Statement “Amendments to Articles of Association.”